

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 27, 2018

Via E-mail
Mr. John Gottfried
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
411 Theodore Fremd Avenue, Suite 300
Rye, New York 10580

  Re: **Acadia Realty Trust**
    Form 10-K for the fiscal year ended December 31, 2017
    Filed February 27, 2018
    File No. 001-12002

Dear Mr. Gottfried:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Wilson K. Lee

           Wilson K. Lee
           Senior Accountant
           Office of Real Estate and
           Commodities